DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

February 16, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kimberly Browning, Esquire

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:     Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Ms. Browning:

This letter is in response to your comments provided via telephone on January 30, 2017 and February 6, 2017, regarding Post-Effective Amendment No. 26 to the Registrant’s registration statement for the Copeland SMID Cap Dividend Growth Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on December 13, 2016:

1.	Comment: Complete the 2017 date of the Prospectus and SAI, the ticker symbol and the class and series identifiers in the Rule 485(b) filing for this Fund.

Response: Registrant will include the requested disclosure in the 485(b) filing for this Fund.

2.	Comment: Please confirm that the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, are not expected to exceed 0.01% of average net assets of the Fund during the current fiscal year.

Response: The Registrant confirms that the Fund does not expect estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds to exceed 0.01% of average net assets of the Fund during the current fiscal year.

3.	Comment: Combine the Rule 35a-1 policy to invest at least 80% of the Fund’s net assets (including borrowings for investment purposes) in dividend paying securities and the policy to invest at least 80% of its net assets (including borrowings for investment purposes) in small and mid-capitalization companies into one policy.

Response: The Registrant will combine the two 80% policies as follows: “Under normal market conditions, the Fund invests at least 80% of its net assets (including borrowings for investment purposes) in securities of small and mid-capitalization companies that pay a dividend and that have increased their dividend in the most recent annual period.”

4.	Comment: In the Principal Investment Strategies sections of the Prospectus and the Statement of Additional Information (“SAI”), indicate the types of REITs the Fund intends to invest in and related risks.

Response: The Registrant will add disclosure in the Prospectus to indicate that the Fund will invest primarily in equity REITs. The SAI currently states that “[a]lthough the Fund can invest in all three kinds of REITs, its emphasis is expected to be on investments in Equity REITs.” The Registrant believes that the existing REIT risk disclosure in the SAI is appropriate.

5.	Comment: Please confirm that the derivatives disclosure in the prospectus is consistent with the guidance provided in the letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response The Registrant believes that the derivatives disclosure in the prospectus for the Fund is consistent with the guidance provided in the letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

6.	Comment: If the Fund will use derivatives for purposes of meeting the investment requirement to invest at least 80% of its net assets in small and mid-capitalization dividend paying securities, add disclosure either in the summary section or the “Additional Information about Principal Investment Strategies” section of the Prospectus that the derivatives that have economic characteristics similar to those investments will be counted toward the Fund’s 80% minimum investment requirement. State supplementally how will the Fund value these derivatives.

Response:   The Adviser has informed the Fund at it does not intend include the Fund’s investments in derivatives for purposes of meeting the investment requirement to invest at least 80% of its net assets in small and mid-capitalization dividend paying securities. The Fund will value its investments in derivatives based on market values.

7.	Comment: To the extent that the Fund choses to define terms, please define the term in the first instance it is used.

Response: The Registrant will revise the disclosure as requested.

8.	Comment: The Prospectus states: “The Fund may purchase derivative instruments (including options, futures and options on futures) or invest in open-

end funds (mutual funds), closed-end funds and exchange traded funds (“Underlying Funds”) that use derivatives on a limited basis to enhance returns or hedge against market movements while liquidating certain positions and buying other securities.” This statement appears to indicate that only Underlying Funds that use derivatives will be eligible for investment by the Fund. Please confirm or revise the disclosure if necessary.

Response: The Registrant will revise the disclosure as follows: “The Fund may purchase derivative instruments (including options, futures and options on futures) or invest in exchange traded funds (“ETFs”), open-end funds (mutual funds) and closed-end funds (“Underlying Funds”) on a limited basis to enhance returns or hedge against market movements while liquidating certain positions and buying other securities.”

9.	Comment: With respect to the Fund’s investment in Underlying Funds, add disclosure either in the summary section, the “Additional Information about Principal Investment Strategies” section of the Prospectus or the SAI that the Fund will consider the investment policies of the Underlying Funds when determining compliance with the 80% investment policy.

Response: The Registrant will add the requested disclosure to the SAI.

10.	Comment: Revise the sell strategy disclosure in the second paragraph under the Principal Investment Strategies sections of the Prospectus to address whether the Fund will sell a security if it does not meet the small and mid-cap criteria.

Response:  The Registrant will revise the disclosure as follows: “The adviser sells securities when they fail to raise their dividend or no longer meet its fundamental stock selection criteria.”

11.	Comment: Please elaborate, in plain english, on the adviser’s stock selection strategy.

Response: The Registrant will revise the disclosure to read as follows: “The adviser's proprietary stock selection model quantitatively ranks all U.S. small and mid-capitalization cap companies that pay dividends and have increased their dividend over the past annual period using specific fundamental characteristics that the adviser believes are predictive of strong future total returns as well as the sustainability and growth of a company's dividend. These factors include metrics that measure dividends relative to earnings and cash flow, business growth, dividend yield and other valuation metrics. The investment team assesses the company’s future growth potential, industry competition, and the commitment of management to a proper allocation of capital between the return of capital to shareholders via dividends and investment for future operational growth. The adviser sells securities when they fail to raise the dividend or when they no longer meet its fundamental stock selection criteria.”

The Registrant believes that further elaboration would divulge the adviser’s proprietary stock selection process.

12.	Comment: Please replace the term “growers” from the phrase “dividend growers” with a term that does not appear to guarantee dividend growth or provide examples of the characteristics of companies that would be considered “dividend growers.”

Response:  The Registrant will replace the term “dividend growers” with “companies that pay dividends and have increased their dividend over the past annual period”.

13.	Comment: Add “Dividend Paying Risk” to the Principal Investment Risks sections of the Prospectus.

Response: The Registrant will add the requested disclosure.

14.	Comment: Under the “Principal Investment Risks-Investment Company Risk” in the summary section of the Prospectus, revise the layering of fees risk to apply also to closed-end funds and ETFs.

Response: The Registrant will add the requested disclosure.

15.	Comment: The first three paragraphs of the “Additional Information about Principal Investment Strategies” section of the Prospectus repeat the same disclosure in the Summary section of the Prospectus. Consider revising or deleting this information as it neither enhances nor clarifies the disclosure in the Summary section of the Prospectus.

Response: The Registrant will delete the first three paragraphs of the “Additional Information about Principal Investment Strategies” section of the Prospectus.

16.	Comment: In the “Additional Information about Principal Investment Strategies and Related Risks-Principal Investment Risks” section of the Prospectus, clarify the tax risks of MLPs and revise the disclosure so that it is more readable.

Response: The Registrant will revise the disclosure as requested.

17.	Comment: In the “Additional Information about Principal Investment Strategies and Related Risks-Principal Investment Risks” section of the Prospectus, clarify the interest rate and tax considerations of REITS.

Response: The Registrant will revise the disclosure as requested.

18.	Comment: In the “Additional Information about Principal Investment Strategies and Related Risks-Temporary Investments” section of the Prospectus, revise the sentence, “[w]hile the Fund is in a defensive position, the opportunity to achieve its investment objectives of capital appreciation and income generation will be limited”, to make it clear that the Fund may not achieve its investment objectives while it is in a temporary defensive position.

Response: The Registrant will revise the disclosure as follows: “While the Fund is in a defensive position, the Fund may not achieve its investment objectives of capital appreciation and income generation.”

19.	Comment: With respect to the “Performance of Comparable Account” section of the Prospectus:

(a) Clarify that this account is the only account that is substantially similar to the Fund.

Response: The Registrant will revise the disclosure in the first sentence of this section to state that the adviser as managed “one” substantially similar client account.

(b) Supplementally confirm that, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Adviser will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance of the separately managed account.

Response: The Adviser has informed the Registrant that, as required by Rule 204-2(a)(16) of the Advisers Act, the Adviser will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance of the separately managed account.

(c) The Fund refers to the separately managed account as the “SMID Cap Dividend Growth Strategy” throughout this section of the Prospectus. The Staff is concerned that the name of the strategy and the name of the Fund are too similar and may lead an investor to misconstrue the performance of the separately managed account as the performance of the Fund. Please revise or delete the name of the separately managed account to alleviate the potential for this misinterpretation.

Response: The Registrant will delete the name of the separately managed account.

(d) The Fund refers to the separately managed account as “a strategy” in the first sentence of this section. Please remove the reference to “a strategy” as it is the account, and not the strategy, whose performance information is being presented.

Response: The Registrant will remove the reference to “a strategy” so that in response to Comments 19(a), (c) and (d) the first sentence of this section will read as follows: “In addition to serving as adviser to the Fund, Copeland has managed one client account (the “separately managed account”) with substantially similar objectives, policies and strategies as the Fund.”

(e) Confirm supplementally that no fees of the separately managed account were excluded in calculating the performance information presented.

Response: The Adviser has informed the Registrant that no fees of the separately managed account were excluded in calculating the performance information presented.

(f) The Fund states that the method for computing historical performance “may” differ from the U.S. Securities and Exchange Commission’s standardized method. Please state whether the method the Fund used for computing historical performance did or did not differ from the U.S. Securities and Exchange Commission’s standardized method and how it was calculated.

Response: The Registrant will revise the disclosure as follows: “Copeland has informed the Fund that the separately managed account performance was calculated using Global Investment Performance Standards (GIPS™). This method of calculating performance differs from the SEC standardized methodology, which may produce different results.”

(g) In the performance return table, disclose the performance net of fees first, followed by the performance gross of fees.

Response: The Registrant will make the requested change.

20.	Comment: In the “How Shares are Priced” section of the Prospectus enhance the discussion of material events that may impact the value of a security in the Fund’s portfolio.

Response: The Registrant will revise the disclosure to include, in addition to trading halts, the following examples of material events that may affect the value of a security in the Fund’s portfolio: if the security’s primary trading market is temporarily closed at a time when under normal conditions it would be open, the security’s authorized pricing sources are not able or willing to provide a price, or a significant event with respect to a security or securities has occurred after the close of the market or exchange on which the security or securities principally trades and before the time the Fund calculates net asset value, including but not limited to natural disasters, armed conflicts or significant government actions.

21.	Comment: In the “How Shares Are Priced” section of the Prospectus, add the disclosure required by Instruction 2 to Item 11(a) of Form N-1A that the Fund’s NAV may change when shareholders may not be able to purchase or redeem their shares.

Response: The Registrant will add the requested disclosure.

22.	Comment: In the “How to Purchase Shares” and “How to Redeem Shares” sections of the Prospectus, there is a sentence that indicates that if a purchase or redemption order is mailed to the Adviser instead of Gemini, the transaction will experience additional delays as the Adviser will then forward the documents by regular mail to Gemini Fund Services. Please review this disclosure and clarify whether shareholders are permitted to send purchase and redemption orders to the Adviser. If this is the case, please disclose how the Fund will comply with Section 23(e) of the Investment Company Act of 1940 with respect to redemptions?

Response: The disclosure is meant to discourage an investor from sending a purchase or redemption order to the Adviser. The Registrant as considered the disclosure and will remove the sentences from the “How to Purchase Shares” and “How to Redeem Shares” of the Prospectus.

23.	Comment: In the “How to Purchase Shares–Purchases Through Brokers” section of the Prospectus, add that brokers and agents are authorized to receive purchase and redemption orders that are in “good order” and cross-reference to the definition of “good order.”

Response: The Registrant will add the requested disclosure.

24.	Comment: In the “How to Redeem Shares-Redemptions in Kind” section of the Prospectus, add that shareholders will be exposed to market risk until the securities are sold.

Response: The Registrant will add the requested disclosure.

25.	Comment: Please confirm that the Registrant has not disclosed that it is incorporating the Fund’s financial statements by reference because the Fund does not yet have any financial statements.

Response: The Registrant confirms that it has not incorporated the financial statements of the Fund into the SAI because the Fund has not yet commenced operations and therefore it does not have any financial statements to incorporate by reference.

26.	Comment: Please supplement the fundamental investment restriction on industry concentration to reflect that the Fund will consider the stated concentration policy of its Underlying Funds when determining compliance with its concentration limitation.

Response: The Fund will add disclosure that to the extent an Underlying Fund has adopted a policy to concentrate in a particular industry or group of industries, the Fund will consider such policy for purposes of determining compliance with its concentration limitation. Please note that the Adviser has advised the Fund that it would not invest the Fund’s assets in any affiliated Underlying Funds.

The revised disclosures will be contained in Registrant’s Post-Effective Amendment No. 27 to the Registrant’s registration statement to be filed under Rule 485(b) of the Securities Act of 1933, as amended, on or before the effective date of the Post-Effective Amendment.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

 /s/ Nancy P. O’Hara

Nancy P. O’Hara